  As filed with the Securities and Exchange Commission on March 9, 1999
                                                     Registration No. 333-72199
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM F-6
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933
                  For American Depositary Shares Evidenced by
                         American Depositary Receipts
                                ---------------
                         INFOSYS TECHNOLOGIES LIMITED
  (Exact name of issuer of deposited securities as specified in its charter)
                                ---------------
                                Not Applicable
                  (Translation of issuer's name into English)
                                ---------------
                               Republic of India
           (Jurisdiction of incorporation or organization of issuer)
                                ---------------
                             BANKERS TRUST COMPANY
            (Exact name of depositary as specified in its charter)
                                ---------------
                              130 Liberty Street
                            One Bankers Trust Plaza
                              New York, NY 10006
                           Telephone (212) 250-4966
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                                ---------------
                             CT Corporation System
                        49 Stevenson Street, Suite 900
                            San Francisco, CA 94105
                           Telephone: (415) 227-0763
  (Address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:
        Jeffrey D. Saper, Esq.                  Drew D. Salvest, Esq.
       Michael J. Danaher, Esq.                 Joanna Hancock, Esq.
         Raju S. Judge, Esq.                      DEWEY BALLANTINE
   WILSON SONSINI GOODRICH & ROSATI                 1 Undershaft
       Professional Corporation                    London EC3A 8LP
          650 Page Mill Road                       United Kingdom
   Palo Alto, California 94304-1050               +44-171-456-6000
            (650) 493-9300

                                ---------------
    It is proposed that this filing become effective under Rule 466 (check appropriate box)
                   [_]immediately upon filing
                   [_]on (Date) at (Time).
 If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

  The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

  This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one and the same instrument.

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

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                                      Location in form of
                                      American Depositary Receipt ("Receipt")
Item Number and Caption               Filed Herewith as Prospectus
-----------------------               ----------------------------------------
Item 1. Description of Securities to
       be Registered
1. Name of depositary and address of  Face of Receipt, introductory paragraph
   its principal executive office     and bottom
2. Title of American Depositary
   Receipts and identification of
   deposited securities
  Terms of deposit:
  (i) the amount of deposited         Face of Receipt, introductory paragraph,
      securities represented by one   upper right hand corner
      unit of American Depositary
      Receipts;
  (ii) the procedure for voting, if   Reverse of Receipt, Articles 15 and 16
       any, the deposited securities;
  (iii) the collection and            Reverse of Receipt, Article 12
        distribution of dividends;
  (iv) the transmission of notices,   Face of Receipt, Article 11; Reverse of
       reports and proxy soliciting   Receipt, Article 15
       material;
  (v) the sale or exercise of rights; Reverse of Receipt, Article 13
  (vi) the deposit or sale of         Face of Receipt, Article 3; Reverse of
       securities resulting from      Receipt, Articles 12 and 17
       dividends, splits or plans of
       reorganization;
  (vii) amendment, extension or       Reverse of Receipt; Articles 20 and 21
        termination of the deposit    (no provision for extension)
        agreement;
  (viii) rights of holders of         Reverse of Receipt, Article 11
         Receipts to inspect the
         transfer books of the
         depositary and the list of
         holders of Receipts;
  (ix) restrictions upon the right to Face of Receipt, Articles 2, 4 and 6 deposit or withdraw the
       underlying securities;
  (x) limitation upon the liability   Reverse of Receipt, Articles 13, 18 and
      of depositary                   21
3.Fees and Charges                    Face of Receipt, Article 7
Item 2. Available Information
  Upon declaration of the             Face of Receipt, Article 11
  effectiveness of the Registration
  Statement, Infosys Technologies
  Limited will be subject to the
  periodic reporting requirements of
  the Securities Exchange Act of
  1934, and, accordingly, will file
  certain reports with the Commission
  and such reports can be inspected
  by holders of American Depositary
  Receipts and copied at public
  reference facilities maintained by
  the Commission at Judiciary Plaza,
  450 Fifth Street, N.W., Room 1024,
  Washington, D.C. 20549; and at the
  regional offices of the Commission
  at Seven World Trade Center, 13th
  Floor, New York, New York 10098;
  and at Northeastern Atrium Center,
  500 West Madison Street, Suite
  1400, Chicago Illinois 60661-2511.
  Copies of such materials can be
  obtained from the Public Reference
  Section of the Commission, 450
  Fifth Street, N.W., Washington,
  D.C. 20549 at prescribed rates. The
  Commission also maintains a web
  site at http://www.sec.gov that
  contains reports, proxy and other
  information statements and other
  information regarding registrants,
  such as Infosys Technologies
  Limited, that make electronic
  filings with the Commission.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

  (a) Form of Deposit Agreement (including the Form of American Depositary Receipt) (the "Deposit Agreement") among Infosys Technologies Limited, Bankers Trust Company, as Depositary (the "Depositary") and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder ("ADRs").

  (b) None.

  (c) None.

  (d) Opinion of counsel for the Depositary, as to the legality of the securities being registered.

  (e) Not Applicable.

  (f) Powers of Attorney.

Item 4. Undertakings

  (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of such deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

  (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURE

  Pursuant to the requirements of the Securities Act of 1933, as amended, Bankers Trust Company, on behalf of the legal entity created by the Deposit Agreement among Infosys Technologies Limited, Bankers Trust Company and the holders of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in London, United Kingdom on March 9, 1999.

                                       Legal entity created by Deposit
                                       Agreement for the issuance of American
                                       Depositary Receipts evidencing
                                       American Depositary Shares each
                                       representing one-half of one Equity
                                       Share, par value Rs.10 each, of
                                       Infosys Technologies Limited.

                                       BANKERS TRUST COMPANY
                                       As Depositary

                                        By: /s/ Mark A. Evans
                                           ------------------------------------
                                        Name: Mark A. Evans
                                        Title: Assistant Treasurer

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, California on March 9, 1999.

                                          Infosys Technologies Limited

                                                 /s/ N.R. Narayana Murthy
                                          By: _________________________________
                                                   N.R. Narayana Murthy,
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

  Pursuant to the requirements of the Securities Act of 1934, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                            Title                      Date
             ---------                            -----                      ----

      /s/ N.R. Narayana Murthy       Chairman of the Board and Chief    March 9, 1999
____________________________________ Executive Officer (Principal
        N.R. Narayana Murthy         Executive Officer)

                 *                   Senior Vice President and Head-    March 9, 1999
____________________________________ Finance and Administration
         T.V. Mohandas Pai           (Principal Financial and
                                     Accounting Officer)

                 *                   Managing Director (Director,       March 9, 1999
____________________________________ President and Chief Operating
         Nandan M. Nilekani          Officer)

                 *                   Director                           March 9, 1999
____________________________________ (Director and Executive Officer)
             K. Dinesh

                 *                   Deputy Managing Director           March 9, 1999
____________________________________ (Director and Executive Officer)
         S. Gopalakrishnan

                 *                   Joint Managing Director            March 9, 1999
____________________________________ (Director and Executive Officer)
           N.S. Raghavan

                 *                   Director                           March 9, 1999
____________________________________ (Director and Executive Officer)
           S.D. Shibulal

                 *                   Director                           March 9, 1999
____________________________________
           Susim M. Datta

             Signature                           Title                    Date
             ---------                           -----                    ----

                 *                   Director                        March 9, 1999
____________________________________
         Deepak Satwalekar

                 *                   Director                        March 9, 1999
____________________________________
       Marti G. Subrahmanyam

                 *                   Director                        March 9, 1999
____________________________________
           Ramesh Vangal

                 *                   Authorized Representative in    March 9, 1999
____________________________________ the United States (Executive
          Phaneesh Murthy            Officer)

       /s/ N.R. Narayana Murthy
*By: __________________________
       Attorney-in-Fact

                               INDEX TO EXHIBITS

 Exhibit Number
     Description of Document

  *(a) Form of Deposit Agreement (including the Form of American Depositary
       Receipt) the "Deposit Agreement") among Infosys Technologies Limited, Bankers Trust Company, as Depositary, and all holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

  +(d) Opinion of counsel for the Depositary, as to the legality of the securities being registered.

  +(f) Powers of Attorney. Reference is made to page II-3.
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*Amended herewith.

+Previously filed.